SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company

(Translation of Registrant’s name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note: The attached document was previously filed with the Securities and Exchange Commission by Brasilcel N.V. and certain other parties with respect to the registrant on August 25, 2004 under cover of Schedule TO.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date: October 4, 2004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Fernando Abella Garcia

Fernando Abella Garcia
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

BRASILCEL, THE HOLDING COMPANY THAT CONTROLS VIVO, THE SOUTHERN HEMISPHERE’S LARGEST WIRELESS COMMUNICATIONS GROUP, ANNOUNCES VOLUNTARY CASH TENDER OFFERS FOR SHARES OF TELE SUDESTE, TELE LESTE AND CELULAR CRT

PRESS RELEASE

São Paulo, August 24, 2004 – Tele Sudeste Celular Participações S.A. — (“Tele Sudeste”) (NYSE: TSD; BOVESPA: TSEP3 (ON); TSEP4 (PN)); Tele Leste Celular Participações S.A. – (“Tele Leste”) (NYSE: TBE; BOVESPA: TLCP3 (ON); TLCP4 (PN)); Celular CRT Participações S.A. – (“CRT” and, together with Tele Sudeste and Tele Leste, the “Companies”) (BOVESPA: CRTP3 (ON) / CRTP5 (PN)), inform their respective shareholders that Brasilcel N.V. (“Brasilcel”), controlling shareholder of the Companies, intends to launch voluntary public tender offers (“VTOs”) in cash for the acquisition of up to the maximum number of shares of each class of each Company, as indicated below (“Maximum Numbers of Shares”):

	CRT		Tele Leste		Tele Sudeste
	Common	Preferred	Common	Preferred	Common	Preferred
	Shares	Shares	Shares	Shares	Shares	Shares
Maximum Numbers of Shares (by class)	60,529,000	441,690,000	16,723,247,000	92,499,407,000	7,332,479,000	12,699,707,000

In no event will Brasilcel purchase more than the Maximum Numbers of Shares. In the event of excess of demand in the auctions, a pro rata adjustment will be made among the shareholders holding that class of shares who tender their shares in the applicable VTO.

The respective prices to be paid for the shares of each class of shares issued by the Company are indicated in the table below, per lot of thousand shares (the “Prices”). Each of these prices represents a premium of 20% (twenty percent) over the weighted average closing price of the applicable class of shares of that Company over the last 30 (thirty) trading days on the São Paulo Stock Exchange (“Bovespa”).

	CRT		Tele Leste		Tele Sudeste
	Common	Preferred	Common	Preferred	Common	Preferred
	Shares	Shares	Shares	Shares	Shares	Shares
Price per lot of thousand shares (R$)	575.31	718.69	0.90	1.10	6.35	7.80

The respective Prices shall be paid upon delivery of the shares, in Brazilian reais, in accordance with the rules of the Companhia Brasileira de Liquidação e Custódia – CBLC (the Brazilian Settlement and Custody Company) and the terms that will be set forth in the public notice (Edital) for the VTOs.

The other terms and conditions applicable to the VTOs will be published at the appropriate time by means of an Edital once the procedures for the auctions have been agreed with Bovespa.

The number of shares of each class that Brasilcel will be offering to acquire has been determined to allow Brasilcel to increase its participation in the share capital of the Companies without suppressing the liquidity of the remaining shares of those classes for purposes of applicable regulations (specifically Instruction no. 361 of March 5, 2002).

BRASILCEL, THE HOLDING COMPANY THAT CONTROLS VIVO, THE SOUTHERN HEMISPHERE’S LARGEST WIRELESS COMMUNICATIONS GROUP, ANNOUNCES VOLUNTARY CASH TENDER OFFERS FOR SHARES OF TELE SUDESTE, TELE LESTE AND CRT

This press release does not constitute an offer to purchase or a solicitation of an offer to sell securities of Tele Sudeste, Tele Leste or CRT. At the time the tender offers are commenced, Brasilcel will file tender offer statements on Schedule TO with the Securities and Exchange Commission (“SEC”) with respect to the VTOs for common shares and preferred shares of Tele Leste and Tele Sudeste and will file translations of these documents with the Brazilian Comissão de Valores Mobiliários (“CVM”).

Shareholders of the Companies are strongly advised to read the Edital and other relevant documents relating to the VTOs that are published by Brasilcel or filed with the CVM or the SEC, including the tender offer statements on Schedule TO (and, in the case of the English-language documents filed with the SEC, shareholders may read the Portuguese translations, which will be filed with the CVM), when they become available, because they will contain important information. All these documents will be published or filed at the appropriate time in accordance with applicable Brazilian and U.S. regulations. Tele Leste and Tele Sudeste shareholders will have access to the U.S. documents, when they become available, free of charge at the SEC website, www.sec.gov. In addition, shareholders of the Companies will have access to all these documents free of charge from Brasilcel or in the locations indicated by applicable Brazilian and U.S. laws and regulations.

Brasilcel has been advised that Portugal Telecom and Telefónica Móviles intend to provide funding for the tender offers on a 50-50 basis.

CONFERENCE CALL TO DISCUSS THESE ISSUES

English Event:
Date: August 25, 2004 (Wednesday)
Time: 12 pm (São Paulo time) and 11 am (New York time)
Telephone: +1 (973) 409-9261 (International participants)
Telephone: +1 (888) 335-6974 (US/Canada participants)
ID code: Vivo or 5099819
Webcast: www.vivo.com.br/ri

Contact:	Ronald Aitken – Investor Relations
ronald.aitken@vivo.com.br
(5511) 5105-1172

Investor Relations
ri@vivo.com.br
(5511) 5105-1182

Information available on the website:
http://www.vivo.com.br/ri

This press release contains forward-looking statements. Such statements do not constitute historical facts and reflect the expectations of the Company’s management, are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets”, as well as other similar words are intended to identify these statements, which necessarily involve risks that may or may not be known to the Company. Accordingly, the actual results of Company operations may be different from its current expectations, and the reader should not place undue reliance on these forward-looking

BRASILCEL, THE HOLDING COMPANY THAT CONTROLS VIVO, THE SOUTHERN HEMISPHERE’S LARGEST WIRELESS COMMUNICATIONS GROUP, ANNOUNCES VOLUNTARY CASH TENDER OFFERS FOR SHARES OF TELE SUDESTE, TELE LESTE AND CRT

statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.